EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, each dated March 12, 2019, with respect to the consolidated financial statements of Fortuna Silver Mines Inc. as at December 31, 2018 and December 31, 2017 and for the years then ended and the effectiveness of internal control over financial reporting as of December 31, 2018, included in this annual report on Form 40-F.

Our report on the consolidated financial statements refers to changes to accounting policies for revenue recognition and financial instruments in 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments.

/s/ KPMG LLP

Chartered Professional Accountants

March 29, 2019

Vancouver, Canada